SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated July 25, 2018 between
DEFIANCE ETFS, LLC
and
PENSERRA CAPITAL MANAGEMENT LLC
and
ETF SERIES SOLUTIONS

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the greater of (1) the minimum annual fee or (2) the daily aggregate net assets of the Funds listed below in accordance with the following fee schedule:

Fund	Minimum Annual Fee	Rate
Defiance Next Gen Video Gaming ETF	$20,000
0.05% on the first $500 million in aggregate net assets
0.04% on the next $500 million in aggregate net assets;
0.03% on the next $1 billion in aggregate net assets; and
0.02% on aggregate net assets in excess of $2 billion

Defiance Next Gen Medical Innovation ETF	$15,000
Defiance Quantum ETF	$15,000
Defiance Next Gen Connectivity ETF	$15,000
Defiance Next Gen Food & Agriculture ETF	$15,000
Defiance Junior Cyber Security ETF	$15,000
Defiance Junior Cloud Computing and Big Data ETF	$15,000
Defiance Junior Biotechnology ETF	$15,000
Defiance Junior Applied AI ETF	$15,000
Defiance Encrypted Software Technologies ETF	$15,000

[Signature page follows]

Signature Page to
Defiance ETFs-Penserra Amended Schedule A to the Investment Sub-Advisory Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 3, 2019.

DEFIANCE ETFS, LLC By: /s/ Paul Dellaquila Name: Paul Dellaquila Title: President
PENSERRA CAPITAL MANAGEMENT LLC By: /s/ Dustin Lewellyn Name: Dustin Lewellyn Title: Partner / Chief Investment Officer
ETF SERIES SOLUTIONS By: /s/ Michael D. Barolsky Name: Michael D. Barolsky Title: Vice President

Signature Page to
Defiance ETFs-Penserra Amended Schedule A to the Investment Sub-Advisory Agreement